China Digital Media Corporation

Attention:      Mr. Andrew Mew
        Senior Staff Accountant
        Division of Corporation Finance

From:                      Daniel Ng, CEO
        China Digital Media Corporation

Re: Letter from SEC dated April 2, 2008

Dear Andrew,

Regarding your questions stated on your letter dated April 2, 2008, please find my reply as follows.

1.
We are not planning to restate our 2007 quarterly financial statements in their corresponding Forms 10-QSB, as we are going to show the financial impacts of the restatements for the quarterly results of 2007 in our Form 10-KSB 2007 which we will be filing shortly. We believe that the disclosure of the financial impacts of the restatements in our revised Form 8-K, as well as our Form 10-KSB, will be sufficient to inform the public of the restatements. Your request for us to quantify the financial impact of the errors has been addressed in the revised Form 8-K filed April 10, 2008.

2.	A revised Form 8-K/A was filed on April 10, 2008 to show the impacts on the financial results of the restatement to the periods concerned.

3.
We believe we had adequate disclosure controls and procedures in place. The error resulting in the restatement was made after consultation with our independent accountants, which we consult with on the correctness of our accounting treatment on all important issues prior to the release of our public reports. This issue resulting in the restatement was simply overlooked by our internal staff and our independent accountants. We believe we have taken appropriate actions to reduce the chance of making similar mistakes in future. These actions include the hiring of an independent accounting consultant that we will utilize in connection with the preparation of our public reports in the future.

The company hereby acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if there is any further question.

Sincerely,

_________________
Daniel Ng, CEO